No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2012

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On January  31, 2012, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal third quarter ended December 31, 2011.

Exhibit 2:

The Company revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2012 that had been revised as “not determined” on October 31, 2011.

Exhibit 3:

On January  31, 2012, the Company announced an update on the current status of Honda Automobile (Thailand) Co., Ltd. (headquarter at Rojana Industrial Park, Ayutthaya Province, Thailand), Honda’s Thai automobile production facility which suffered flood damage, as well as Honda’s group companies in Asian countries in the vicinity.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: February 3, 2012

January 31, 2012

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2011

Tokyo, January 31, 2012 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine month period ended December 31, 2011.

Third Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal third quarter ended December 31, 2011 totaled JPY 47.6 billion (USD 613 million), a decrease of 41.2% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 26.45 (USD 0.34), a decrease of JPY 18.56 (USD 0.24) from JPY 45.01 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 1,942.5 billion (USD 24,988 million), a decrease of 8.0% from the same period last year, due primarily to decreased revenue in the automobile business due to the supply chain disruption mainly caused by Thailand flood and the unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Honda estimates that if calculated at the same exchange rate as the corresponding period last year, revenue for the quarter would have decreased by approximately 1.7%

Consolidated operating income for the quarter amounted to JPY 44.2 billion (USD 570 million), a decrease of 64.7% from the same period last year, due primarily to a decrease in sales volume and model mix, an increase in fixed costs per unit as production volume decreased, the impact of raw material price increases and the unfavorable foreign currency effect.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 58.4 billion (USD 752 million), a decrease of 55.5% from the same period last year.

Equity in income of affiliates amounted to JPY 22.9 billion (USD 295 million) for the quarter, a decrease of 47.3% from the corresponding period last year due mainly to declined income in affiliated companies in China due to decreased sales and production caused by supply-chain disruption after the Great East Japan Earthquake occurred on March 11, 2011 (the “Earthquake”).

Business Segment

With respect to Honda’s sales for the fiscal third quarter by business segment, motorcycle unit sales totaled 3,076 thousand units, an increase of 6.3% from the same period last year* due mainly to increased unit sales in Asia and other regions including South America. Revenue from sales to external customers increased 0.2%, to JPY 302.5 billion (USD 3,892 million), from the same period last year, due mainly to increased unit sales, despite unfavorable foreign currency translation effects. Operating income totaled to JPY 25.8 billion (USD 333 million), a decrease of 11.2% from the same period last year, due primarily to increased SG&A expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 750 thousand units for the period.

Honda’s automobile unit sales totaled 830 thousand units**, a decrease of 2.9% from the same period last year due to decreased unit sales mainly in Asia primarily caused by the impact of the Thailand flood. Revenue from sales to external customers decreased 10.1%, to JPY 1,451.0 billion (USD 18,665 million), from the same period last year due mainly to a decrease in sales unit and unfavorable currency translation effects. Honda reported an operating loss of JPY 16.9 billion (USD 219 million), a decrease of JPY 85.3 billion (USD 1,098 million) from the same period last year, due primarily to a decrease in sales volume and model mix, the impact of raw material price increases, increased R&D expenses and unfavorable currency effects, despite decreased SG&A expenses.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from customers in the financial services business decreased 8.5%, to JPY 124.8 billion (USD 1,605 million) from the same period last year due mainly to the unfavorable foreign currency translation effects. Operating income decreased 15.7% to JPY 37.5 billion (USD 484 million) from the same period last year due mainly to the unfavorable foreign currency effects.

Honda’s power product unit sales totaled 1,021 thousand units, a decrease of 11.8% from the same period last year due to decreased unit sales in all regions. Revenue from sales to external customers in power product and other businesses decreased 5.8%, to JPY 64.0 billion (USD 824 million), from the same period last year, due mainly to decreased unit sales in power products and the unfavorable currency translation effects. Honda reported an operating loss of JPY 2.1 billion (USD 28 million), a deterioration of JPY 0.1 billion from the same period last year due mainly to unfavorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal third quarter by geographic segment, in Japan, revenue from domestic and exports sales amounted to JPY 863.1 billion (USD 11,104 million), a decrease of 0.5% from the same period last year due mainly to decreased revenue in the automobile business mainly impacted by the supply-chain disruptions caused by the Thailand flood. Honda reported an operating loss of JPY 41.2 billion (USD 530 million), a decrease of JPY 55.8 billion (USD 718 million) from the same period last year due mainly to increased R&D expenses, the impact of raw material price increases and the unfavorable foreign currency effects, despite decreased SG&A expenses.

In North America, revenue decreased by 2.5%, to JPY 986.2 billion (USD 12,687 million), from the same period last year due mainly to unfavorable foreign currency translation effects, despite increased revenue in the automobile business. Operating income totaled JPY 74.8 billion (USD 963 million), a decrease of 16.5% from the same period last year due mainly to the impact of raw material price increases and unfavorable foreign currency effects.

In Europe, revenue decreased by 20.7%, to JPY 119.4 billion (USD 1,537 million), from the same period last year mainly due to decreased revenue in the automobile business impacted by Thailand flood and unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 3.8 billion (USD 49 million), an improvement of JPY 5.6 billion (USD 72 million) from the same period last year mainly due to decreased SG&A expenses.

In Asia, revenue decreased by 28.7%, to JPY 317.6 billion (USD 4,086 million), from the same period last year as revenue from the automobile business decreased mainly impacted by Thailand flood and the unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Operating income decreased by 62.7%, to JPY 13.3 billion (USD 172 million), from the same period last year due mainly to a decrease in sales volume and model mix, an increase in fixed costs per unit as production output has reduced and unfavorable foreign currency effects.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In Other regions including South America, the Middle East, Africa and Oceania, revenue decreased by 13.7%, to JPY 206.1 billion (USD 2,652 billion) from the same period last year as revenue from the automobile business decreased mainly impacted by Thailand flood and unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Operating income totaled to JPY 12.5 billion (USD 161 million), a decrease of 20.2% from the same period last year mainly due to a decrease in sales volume and model mix and unfavorable foreign currency effects.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 77.74=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 31, 2011.

Nine Months Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal nine months ended December 31, 2011 totaled JPY 139.8 billion, a decrease of 71.4% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal nine months amounted to JPY 77.62, a decrease of JPY 193.20 from JPY 270.82 for the fiscal nine months in the previous fiscal year.

Consolidated revenue for the period amounted to JPY 5,543.0 billion, a decrease of 17.6% from the same period last year, primarily due to decreased revenue in the automobile business mainly led by decreased production attributable to the impact of the Earthquake and Thailand flood, and unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business.

Consolidated operating income for the period totaled JPY 119.3 billion, a decrease of 77.2% from the same period last year, due primarily to a decrease in sales volume and model mix, increase in fixed costs as volume of production decrease, the impact of raw material price increases and unfavorable foreign currency effect, despite decreased SG&A expenses.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 164.3 billion, a decrease of 70.3% from the same period last year.

Equity in income of affiliates amounted to JPY 67.1 billion for the period, a decrease of 41.5% from the same period last year.

Business Segment

With respect to Honda’s sales for the fiscal nine months by business segment, unit sales of motorcycles totaled 9,103 thousand units, an increase of 7.0% from the same period last year*, due mainly to increased unit sales in Asia and Other regions including South America. Revenue from sales to external customers increased 5.9%, to JPY 990.2 billion from the same period last year, primarily due to increased unit sales, despite unfavorable foreign currency translation effects. Operating income totaled to JPY 109.7 billion, an increase of 21.3% from the previous fiscal year, due primarily to an increase in sales volume and model mix, despite increased SG&A expenses and unfavorable foreign currency effects.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 2,130 thousand units for the period.

Honda’s unit sales of automobiles for the fiscal nine months totaled 2,149 thousand units, a decrease of 19.0% from the same period last year, due mainly to production disruptions in all regions resulting from the Earthquake and Thailand flood. Revenue from sales to external customers decreased 23.1%, to JPY 3,961.0 billion, from the same period last year**, due mainly to decreased unit sales and unfavorable foreign currency translation effect. Honda reported an operating loss of JPY 122.3 billion, a decrease of JPY 426.0 billion from the same period last year, due primarily to a decrease in sales volume and model mix, increase in fixed costs as volume of production decrease, the impact of raw material price increases and unfavorable foreign currency effect, despite decreased SG&A expenses.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from the financial services business to external customers decreased 9.4%, to JPY 387.1 billion, from the same period last year, primarily due to unfavorable foreign currency translation effects. Operating income decreased 8.6%, to JPY 134.0 billion, from the same period last year due mainly to unfavorable foreign currency effects, despite the decreased allowance for losses on both credit and lease residual values.

Honda’s unit sales of power products totaled 3,809 thousand units, an increase of 1.2% from the same period last year due primarily to an increase in unit sales in Asia, Europe and Japan. Revenue from sales to external customers in power product and other businesses decreased by 3.8%, to JPY 204.6 billion from the same period last year, due mainly to unfavorable foreign currency translation effects, despite increased unit sales of power products. Honda reported an operating loss of JPY 2.0 billion, an improvement of JPY 1.1 billion from the same period last year due primarily to an increase in sales volume and model mix of power products.

Geographical Information

With respect to Honda’s sales for the fiscal nine months by geographic segment, in Japan, revenue from domestic and export sales was JPY 2,293.9 billion, a decrease of 15.6% compared to the same period last year mainly due to decreased revenue in the automobile business mainly impacted by the Earthquake and Thailand flood. Honda reported an operating loss of JPY 122.4 billion, a decrease of JPY 210.3 billion from the same period last year, due mainly to a decrease in sales volume and model mix, increase in fixed costs per unit as production output has reduced mainly caused by the Earthquake and Thailand flood, and the unfavorable foreign currency effects, despite decreased SG&A expenses.

In North America, revenue decreased by 20.7%, to JPY 2,514.3 billion from the same period last year mainly due to decreased revenue in the automobile business primarily due to the impact of the Earthquake and Thailand flood, and unfavorable foreign currency translation effects. Operating income totaled JPY 141.0 billion, a decrease of 49.0% from the same period last year mainly due to a decrease in sales volume and model mix, increase in fixed cost per unit as production output has reduced, the impact of raw material price increases and unfavorable foreign currency effects, despite decreased SG&A expenses.

In Europe, revenue decreased by 17.3%, to JPY 414.9 billion from the same period last year mainly due to decreased revenue in the automobile business primarily due to the impact of the Earthquake and Thailand flood, and unfavorable foreign currency translation effects, despite increased revenue in the power product and other businesses. Honda reported an operating loss of JPY 13.9 billion a deterioration of JPY 5.4 billion from the same period last year due mainly to a decrease in sales volume and model mix and increase in fixed cost per unit as production output has reduced.

In Asia, revenue decreased by 19.7% to JPY 1,098.9 billion from the same period last year, as revenue from the automobile business decreased mainly due to decreased production impacted by the Earthquake and Thailand flood and the unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Operating income decreased by 49.1%, to JPY 60.3 billion from the same period last year due mainly to a decrease in sales volume and model mix, an increase in fixed cost per unit as production output has reduced, the impact of raw material price increases and unfavorable foreign currency effects.

In Other Regions, revenue decreased by 5.2% to JPY 680.4 billion from the same period last year as revenue from the automobile business decreased mainly due to decreased production impacted by the Earthquake and Thailand flood and the unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Operating income totaled JPY 51.3 billion, a decrease of 9.0% from the same period last year mainly due to increased SG&A expenses, despite an increase in sales volume and model mix.

Consolidated Statements of Balance Sheets for the Fiscal Nine Months Ended December 31, 2011

Total assets decreased JPY 688.5 billion, to JPY 10,882.2 billion from March 31, 2011, mainly due to a decrease in trade accounts and notes receivable and unfavorable foreign currency translation effects, despite an increase in property on operating leases. Total liabilities decreased by JPY 464.8 billion, to JPY 6,523.1 billion from March 31, 2011, mainly due to foreign currency translation effects. Total equity decreased JPY 223.7 billion, to JPY 4,359.1 billion from March 31, 2011 due mainly to foreign currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal Nine Months

Consolidated cash and cash equivalents at December 31, 2011 decreased by JPY 136.3 billion from March 31, 2011, to JPY 1,142.7 billion. The reasons for the increases or decreases for each cash flow activity compared with the previous fiscal year are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 507.9 billion of cash inflows for the fiscal nine months ended December 31, 2011. Cash inflows from operating activities decreased by JPY 257.6 billion compared with the same period of the previous fiscal year due mainly to a decrease in cash received from customers primarily caused by decreased unit sales in the automobile business, despite decreased payments for parts and raw materials primarily caused by a decrease in automobile production.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 457.5 billion of cash outflows. Cash outflows from investing activities decreased by JPY 157.7 billion compared with the same period of the previous fiscal year, due mainly to a decrease in payments for purchases of held-to-maturity securities, a decrease in acquisitions of finance subsidiaries-receivables and a decrease in purchase of operating lease assets, despite a decrease in collections of finance subsidiaries-receivables.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 95.0 billion of cash outflows. Cash outflows from financing activities increased by JPY 74.1 billion, compared with the same period of the previous fiscal year, due mainly to a decrease in proceeds from debts and an increase in dividends paid, despite a decrease in purchases of treasury stock.

Forecasts for the Fiscal Year Ending March 31, 2012

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2012, Honda projects consolidated results to be as shown below:

The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 77 and JPY 97, respectively, for the fiscal fourth quarter of the year ending March 31, 2012, and JPY 78 and JPY 106, respectively, for the fiscal full year ending March 31, 2012.

Projected unit sales for the full year ending March 31, 2012 are shown below.

	Unit (thousands)	Changes from FY2011 (thousands)
Motorcycle business	12,660	+ 1,215
Automobile business	3,150	- 362
Power product and Other Businesses	5,850	+ 341

FY2012 Forecasts for Consolidated Results

Fiscal year ending March 31, 2012

	Yen (billions)	Changes from FY 2011
Net sales and other operating revenue	7,850	- 12.2%
Operating income	200	- 64.9%
Income before income taxes and equity in income of affiliates	250	- 60.4%
Net income attributable to Honda Motor Co., Ltd.	215	- 59.7%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	119.29

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2012 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	- 171.2
Cost reduction, the effect of raw material cost fluctuations, etc.	- 79.0
SG&A expenses, excluding currency effect	+ 46.0
R&D expenses	- 37.5
Currency effect	- 128.0

Operating income compared with fiscal year 2011	- 369.7

Fair value of derivative instruments	17.0
Others	- 27.7

Income before income taxes and equity in income of affiliates compared with fiscal year 2011	- 380.5

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on January 31, 2012, resolved to make the quarterly dividend JPY 15 per share of common stock, the record date of which is December 31, 2011. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2012, is JPY 60 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Others

Accounting policies specifically applied for quarterly consolidated financial statements

•	Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal nine months ended December 31, 2011. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

Consolidated Financial Summary

For the three months and nine months ended December 31, 2010 and 2011

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2010 unaudited	Three months Ended Dec. 31, 2011 unaudited	Nine months ended Dec. 31, 2010 unaudited	Nine months ended Dec. 31, 2011 unaudited
Net sales and other operating revenue	2,110,414	1,942,545	6,723,788	5,543,033
Operating income	125,653	44,298	523,569	119,388
Income before income taxes and equity in income of affiliates	131,580	58,492	553,933	164,346
Net income attributable to Honda Motor Co., Ltd.	81,118	47,662	489,534	139,888

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	45.01	26.45	270.82	77.62

	U.S. Dollar (millions)
		Three months ended Dec. 31, 2011 unaudited		Nine months ended Dec. 31, 2011 unaudited
Net sales and other operating revenue		24,988		71,302
Operating income		570		1,536
Income before income taxes and equity in income of affiliates		752		2,114
Net income attributable to Honda Motor Co., Ltd.		613		1,799

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.34		1.00

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2011 audited	Dec. 31, 2011 unaudited
Assets
Current assets:
Cash and cash equivalents	1,279,024	1,142,719
Trade accounts and notes receivable	787,691	605,522
Finance subsidiaries-receivables, net	1,131,068	1,048,114
Inventories	899,813	882,931
Deferred income taxes	202,291	194,277
Other current assets	390,160	335,796

Total current assets	4,690,047	4,209,359

Finance subsidiaries-receivables, net	2,348,913	2,234,563

Investments and advances:
Investments in and advances to affiliates	440,026	456,666
Other, including marketable equity securities	199,906	155,924

Total investments and advances	639,932	612,590

Property on operating leases:
Vehicles	1,645,517	1,630,150
Less accumulated depreciation	287,885	277,034

Net property on operating leases	1,357,632	1,353,116

Property, plant and equipment, at cost:
Land	483,654	477,697
Buildings	1,473,067	1,442,417
Machinery and equipment	3,166,353	3,089,143
Construction in progress	202,186	207,583

	5,325,260	5,216,840
Less accumulated depreciation and amortization	3,385,904	3,369,151

Net property, plant and equipment	1,939,356	1,847,689

Other assets	594,994	624,979

Total assets	11,570,874	10,882,296

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2011 audited	Dec. 31, 2011 unaudited
Liabilities and Equity
Current liabilities:
Short-term debt	1,094,740	1,019,866
Current portion of long-term debt	962,455	966,466
Trade payables:
Notes	25,216	24,190
Accounts	691,520	653,315
Accrued expenses	525,540	430,591
Income taxes payable	31,960	22,992
Other current liabilities	236,761	196,218

Total current liabilities	3,568,192	3,313,638

Long-term debt, excluding current portion	2,043,240	1,849,536
Other liabilities	1,376,530	1,359,954

Total liabilities	6,987,962	6,523,128

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2011 and 1,811,428,430 shares on Dec. 31, 2011	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	46,330	46,843
Retained earnings	5,666,539	5,724,811
Accumulated other comprehensive income (loss), net	(1,495,380)	(1,758,752)
Treasury stock, at cost 9,126,716 shares on Mar. 31, 2011 and 9,128,231 shares on Dec. 31, 2011	(26,110)	(26,115)

Total Honda Motor Co., Ltd. shareholders’ equity	4,449,975	4,245,383

Noncontrolling interests	132,937	113,785

Total equity	4,582,912	4,359,168

Commitments and contingent liabilities

Total liabilities and equity	11,570,874	10,882,296

[2] Consolidated Statements of Income

(A) For the three months ended December 31, 2010 and 2011

	Yen (millions)
	Three months ended Dec. 31, 2010 unaudited	Three months ended Dec. 31, 2011 unaudited
Net sales and other operating revenue	2,110,414	1,942,545
Operating costs and expenses:
Cost of sales	1,517,648	1,446,474
Selling, general and administrative	343,003	317,354
Research and development	124,110	134,419

	1,984,761	1,898,247

Operating income	125,653	44,298
Other income (expenses):
Interest income	6,069	8,775
Interest expense	(2,017)	(2,445)
Other, net	1,875	7,864

	5,927	14,194

Income before income taxes and equity in income of affiliates	131,580	58,492

Income tax expense:
Current	19,575	(904)
Deferred	67,461	34,151

	87,036	33,247

Income before equity in income of affiliates	44,544	25,245
Equity in income of affiliates	43,443	22,911

Net income	87,987	48,156
Less: Net income attributable to noncontrolling interests	6,869	494

Net income attributable to Honda Motor Co., Ltd.	81,118	47,662

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	45.01	26.45

(B) For the nine months ended December 31, 2010 and 2011

	Yen (millions)
	Nine months ended Dec. 31, 2010 unaudited	Nine months ended Dec. 31, 2011 unaudited
Net sales and other operating revenue	6,723,788	5,543,033
Operating costs and expenses:
Cost of sales	4,849,409	4,141,925
Selling, general and administrative	987,045	909,418
Research and development	363,765	372,302

	6,200,219	5,423,645

Operating income	523,569	119,388

Other income (expenses):
Interest income	16,836	25,119
Interest expense	(6,264)	(7,509)
Other, net	19,792	27,348

	30,364	44,958

Income before income taxes and equity in income of affiliates	553,933	164,346
Income tax expense:
Current	40,511	57,346
Deferred	117,165	29,451

	157,676	86,797

Income before equity in income of affiliates	396,257	77,549
Equity in income of affiliates	114,742	67,111

Net income	510,999	144,660
Less: Net income attributable to noncontrolling interests	21,465	4,772

Net income attributable to Honda Motor Co., Ltd.	489,534	139,888

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	270.82	77.62

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2010 unaudited	Nine months ended Dec. 31, 2011 unaudited
Cash flows from operating activities:
Net income	510,999	144,660
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	262,251	228,448
Depreciation of property on operating leases	160,036	154,054
Deferred income taxes	117,165	29,451
Equity in income of affiliates	(114,742)	(67,111)
Dividends from affiliates	44,156	47,261
Provision for credit and lease residual losses on finance subsidiaries-receivables	11,328	7,905
Impairment loss on investments in securities	673	501
Damaged and Impairment loss on long-lived assets and goodwill excluding property on operating leases	534	7,654
Loss (gain) on derivative instruments, net	(26,644)	(27,380)
Decrease (increase) in assets:
Trade accounts and notes receivable	73,716	123,712
Inventories	(93,519)	(45,264)
Other current assets	18,408	57,835
Other assets	(9,105)	(11,115)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(61,340)	14,023
Accrued expenses	(28,242)	(58,769)
Income taxes payable	10,226	(8,027)
Other current liabilities	(3,940)	(28,872)
Other liabilities	(81,850)	(22,696)
Other, net	(24,480)	(38,309)

Net cash provided by operating activities	765,630	507,961

Cash flows from investing activities:
Increase in investments and advances	(7,432)	(18,363)
Decrease in investments and advances	10,759	10,458
Payments for purchases of available-for-sale securities	(199)	—
Proceeds from sales of available-for-sale securities	2,319	—
Payments for purchases of held-to-maturity securities	(164,145)	(14,624)
Proceeds from redemptions of held-to-maturity securities	79,517	45,827
Capital expenditures	(204,193)	(240,522)
Proceeds from sales of property, plant and equipment	18,311	21,921
Proceeds from insurance recoveries for damaged property, plant and equipment		4,944
Acquisitions of finance subsidiaries-receivables	(1,629,600)	(1,546,337)
Collections of finance subsidiaries-receivables	1,567,415	1,504,989
Purchases of operating lease assets	(586,391)	(498,380)
Proceeds from sales of operating lease assets	298,308	272,504

Net cash used in investing activities	(615,331)	(457,583)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Nine months ended Dec. 31, 2010 unaudited	Nine months ended Dec. 31, 2011 unaudited
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	127,340	5,008
Proceeds from long-term debt	579,844	707,736
Repayment of long-term debt	(612,441)	(711,590)
Dividends paid	(65,136)	(81,103)
Dividends paid to noncontrolling interests	(15,641)	(15,060)
Sales (purchases) of treasury stock, net	(34,794)	(5)

Net cash provided by (used in) financing activities	(20,828)	(95,014)

Effect of exchange rate changes on cash and cash equivalents	(90,704)	(91,669)

Net change in cash and cash equivalents	38,767	(136,305)

Cash and cash equivalents at beginning of the year	1,119,902	1,279,024

Cash and cash equivalents at end of the period	1,158,669	1,142,719

[4] Assumptions for Going Concern

None

[5] Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[6] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product & other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended December 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	301,996	1,613,841	136,442	68,023	2,120,302	—	(9,888)	2,110,414
Intersegment	—	2,087	2,854	4,164	9,105	(9,105)	—	—

Total	301,996	1,615,928	139,296	72,187	2,129,407	(9,105)	(9,888)	2,110,414

Segment income (loss)	29,132	68,400	44,603	(2,079)	140,056	—	(14,403)	125,653

For the three months ended December 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	302,590	1,451,054	124,806	64,095	1,942,545	—	—	1,942,545
Intersegment	—	4,578	2,760	3,951	11,289	(11,289)	—	—

Total	302,590	1,455,632	127,566	68,046	1,953,834	(11,289)	—	1,942,545

Segment income (loss)	25,866	(16,997)	37,597	(2,168)	44,298	—	—	44,298

(B) As of and for the nine months ended December 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	935,082	5,148,743	427,346	212,617	6,723,788	—	—	6,723,788
Intersegment	—	5,135	8,759	12,086	25,980	(25,980)	—	—

Total	935,082	5,153,878	436,105	224,703	6,749,768	(25,980)	—	6,723,788

Segment income (loss)	90,460	303,727	146,672	(3,167)	537,692	—	(14,123)	523,569

Assets	944,662	4,764,066	5,427,253	283,030	11,419,011	(159,399)	—	11,259,612
Depreciation and amortization	30,542	221,922	161,287	8,536	422,287	—	—	422,287
Capital expenditures	21,086	171,191	587,981	7,198	787,456	—	—	787,456

As of and for the nine months ended December 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	990,287	3,961,018	387,127	204,601	5,543,033	—	—	5,543,033
Intersegment	—	10,587	8,231	9,516	28,334	(28,334)	—	—

Total	990,287	3,971,605	395,358	214,117	5,571,367	(28,334)	—	5,543,033

Segment income (loss)	109,733	(122,366)	134,043	(2,022)	119,388	—	—	119,388

Assets	965,325	4,448,203	5,290,548	292,342	10,996,418	(114,122)	—	10,882,296
Depreciation and amortization	29,914	190,295	155,165	7,128	382,502	—	—	382,502
Capital expenditures	39,447	203,771	500,553	6,012	749,783	—	—	749,783

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 393,266 million as of December 31, 2010 and JPY 371,004 million as of December 31, 2011 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 160,036 million for the nine months ended December 31, 2010 and JPY 154,054 million for the nine months ended December 31, 2011, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 586,391 million for the nine months ended December 31, 2010 and JPY 498,380 million for the nine months ended December 31, 2011 respectively, of purchase of operating lease assets.

5.	For further information on Other Adjustments, refer to “[8] Other 1. Out-of-period adjustments”. The amount of out-of-period adjustments are not used by the chief operating decision maker in deciding how to allocate resources and in assessing the Company’s operating performance. Therefore, the adjustments are not included in Power Product and Other Businesses but as Other Adjustments for the three months and nine months ended December 31, 2010.

6.	The amounts of Net sales and other operating revenue Intersegment for the three months and nine months ended December 31, 2010 have been corrected from the amounts previously disclosed.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended December 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	404,219	964,492	132,514	387,477	231,600	2,120,302	—	(9,888)	2,110,414
Transfers between geographic areas	463,331	47,319	18,226	58,044	7,291	594,211	(594,211)	—	—

Total	867,550	1,011,811	150,740	445,521	238,891	2,714,513	(594,211)	(9,888)	2,110,414

Operating income (loss)	14,633	89,698	(9,436)	35,780	15,690	146,365	(6,309)	(14,403)	125,653

For the three months ended December 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	434,749	928,336	105,229	269,470	204,761	1,942,545	—	—	1,942,545
Transfers between geographic areas	428,450	57,956	14,233	48,210	1,373	550,222	(550,222)	—	—

Total	863,199	986,292	119,462	317,680	206,134	2,492,767	(550,222)	—	1,942,545

Operating income (loss)	(41,219)	74,865	(3,801)	13,350	12,525	55,720	(11,422)	—	44,298

(B) As of and for the nine months ended December 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,377,539	3,017,225	447,418	1,189,687	691,919	6,723,788	—	—	6,723,788
Transfers between geographic areas	1,339,789	154,054	54,521	179,068	25,858	1,753,290	(1,753,290)	—	—

Total	2,717,328	3,171,279	501,939	1,368,755	717,777	8,477,078	(1,753,290)	—	6,723,788

Operating income (loss)	87,919	276,364	(8,438)	118,530	56,389	530,764	6,928	(14,123)	523,569

Assets	2,895,405	6,025,463	492,882	1,046,431	663,111	11,123,292	136,320	—	11,259,612
Long-lived assets	1,059,010	1,744,305	97,808	219,810	146,464	3,267,397	—	—	3,267,397

As of and for the nine months ended December 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,188,657	2,366,920	370,471	945,363	671,622	5,543,033	—	—	5,543,033
Transfers between geographic areas	1,105,253	147,445	44,461	153,553	8,822	1,459,534	(1,459,534)	—	—

Total	2,293,910	2,514,365	414,932	1,098,916	680,444	7,002,567	(1,459,534)	—	5,543,033

Operating income (loss)	(122,422)	141,083	(13,934)	60,326	51,333	116,386	3,002	—	119,388

Assets	2,956,920	5,809,611	437,391	938,207	601,543	10,743,672	138,624	—	10,882,296
Long-lived assets	1,035,861	1,805,658	97,691	218,844	126,558	3,284,612	—	—	3,284,612

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 393,266 million as of December 31, 2010 and JPY 371,004 million as of December 31, 2011 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	For further information on Other Adjustments, refer to “[8] Other 1.Out-of-period adjustments”. The adjustments are not included in Japan but as Other Adjustments for the three months and nine months periods ended December 31, 2010.

[7] Income Taxes

On November 30, 2011, the National Diet of Japan approved the laws for amendments to previous income tax laws.

Upon the change in the laws, the statutory income tax rate in Japan will be changed to approximately 38% for fiscal years beginning on or after April 1, 2012, and to approximately 35% for fiscal years beginning on or after April 1, 2015. Thus, the Company and its Japanese consolidated subsidiaries measured deferred tax assets and liabilities based on the tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled.

As a result, net of deferred tax assets decreased JPY 16,072 million as of December 31, 2011, and income tax expenses increased JPY 16,072 million for the three months and nine months ended December 31, 2011.

Due primarily to the impact of this tax rate change, the effective tax rates of Honda for the three months and nine months ended December 31, 2011 differ from Japanese (or the Company’s) statutory income tax rate, which is 40% for the fiscal year ending March 31, 2012.

[8] Other

1.Out-of-period adjustments

During the three months ended December 31, 2010, certain overstatements were found in trade accounts and notes receivable, inventories, net sales and other operating revenue, and cost of sales in previously issued consolidated financial statements, pertaining to the Company’s inventory management trading activities at a domestic subsidiary. This domestic subsidiary temporarily purchases sea food products from seafood companies with the promise that they will buy back such products after certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products. In the Company’s consolidated statements of income for the three months ended December 31, 2010, the Company adjusted net sales and other operating revenue amounted to JPY 9,888 million and operating income amounted to JPY 280 million overstated in the Company’s consolidated statements of income for the six months ended September 30, 2010, in conjunction with the related cumulative loss amounted to JPY 14,123 million as of March 31, 2010. As a result, operating income for the three months and nine months ended December 31, 2010, decreased by JPY 14,403 million and 14,123 million, respectively. Honda believes that these adjustments are immaterial to the Company’s consolidated financial statements or results of operations in prior periods.

2. Impact on the Company’s consolidated financial position or results of operations of the flood in Thailand.

Since October 2011, Thailand suffered from severe floods, which caused damage to inventories, and machineries and equipments of certain consolidated subsidiaries and affiliates of the Company. Accordingly, production activities in plant facilities at Honda and its affiliates have been affected by floods.

As a result, Honda recognized JPY 17,348 million of costs and expenses, of which JPY 9,387 million is included in cost of sales and JPY 7,961 million is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the period ended December 31, 2011. These costs and expenses mainly consist of loss on inventories of JPY 7,330 million which are included in cost of sales, and loss on damaged property, plant and equipment of JPY 7,654 million which is included in selling, general and administrative expenses.

In addition, Honda recognized insurance recoveries of JPY 11,838 million which is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the period ended December 31, 2011. The recognized insurance recovery is limited to the amount of the related incurred losses and Honda will recognize insurance recoveries in excess of the incurred losses when final settlements with insurance companies are reached.

[Translation]

January 31, 2012

To: Shareholders of Honda Motor Co., Ltd.

From: Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takanobu Ito

President and Representative Director

Notice Concerning Revision of Forecasts for

Consolidated and Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2012

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2012 that had been revised as “not determined” on October 31, 2011.

Consolidated Financial Results

	(Millions of Yen, except Basic net income attributable to Honda Motor Co., Ltd. per common share)
	Net sales and other operating revenue	Operating income	Income before income taxes and equity in income of affiliates	Net income attributable to Honda Motor Co., Ltd.	Basic net income attributable to Honda Motor Co., Ltd. per common share (Yen)
Forecast previously announced on October 31, 2011 (A)	—	—	—	—	—
Forecast revised on January 31, 2012 (B)	7,850,000	200,000	250,000	215,000	119.29
Change (B-A)	—	—	—	—	—
Percentage change (%)	—	—	—	—	—
(Reference) Results of the fiscal year ended March 31, 2011	8,936,867	569,775	630,548	534,088	295.67

Unconsolidated Financial Results

	(Millions of Yen, except Net income per common share)
	Net sales	Operating income	Ordinary income	Net income	Net income per common share (Yen)
Forecast previously announced on October 31, 2011 (A)	—	—	—	—	—
Forecast revised on January 31, 2012 (B)	2,760,000	(150,000)	35,000	50,000	27.74
Change (B-A)	—	—	—	—	—
Percentage change (%)	—	—	—	—	—
(Reference) Results of the fiscal year ended March 31, 2011	2,915,416	13,994	229,769	86,657	47.97

Reason for Revision of Forecasts

The Company previously announced that the forecasts for the consolidated and unconsolidated financial results for the fiscal year ending March 31, 2012 had been revised as “not determined” due to the impact of flood damage in Thailand. However, as it has become possible to make a reasonable estimation based on information available at the current time, the Company hereby announces its forecasts for the consolidated and unconsolidated financial results for the fiscal year ending March 31, 2012, as above.

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

[Translation]

January 31, 2012

To:	Shareholders of Honda Motor Co., Ltd.

From:	HondaMotor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku,Tokyo, 107-8556
Takanobu Ito
Presidentand Representative Director

Ninth Notice Concerning Impact of Thai Floods

Honda Motor Co., Ltd. (the “Company”) today announced an update on the current status of Honda Automobile (Thailand) Co., Ltd. (headquarter at Rojana Industrial Park, Ayutthaya Province, Thailand), Honda’s Thai automobile production facility which suffered flood damage, as well as Honda’s group companies in Asian countries in the vicinity.

1.	Thai Automobile Production Facilities

The plant of Honda Automobile (Thailand) Co., Ltd. has suspended operations since October 4, 2011, but water removal work begun at the end of November has been completed, and currently restoration of the plant building and manufacturing equipment is being carried out and it is scheduled to resume production at the end of March.

2.	Production in Asian Countries in the Vicinity of Thailand

Production facilities in Asian countries in the vicinity of Thailand, which have been suspending production or carrying out production adjustment due to the impact of disruptions to parts supply from Thailand, are gradually resuming production activities, and the outlook is for all such production facilities to return to normal levels of production by April.

3.	Future Measures

In addition to periodically performing fixed point observations of the waterline, Honda will coordinate with Rojana Industrial Park and plans to implement measures such as installing bulkheads along the plant periphery. Together with this, Honda may also make requests for flood risk mitigation and other necessary measures to the Thai government and Rojana Industrial Park.

In addition, based on this experience, Honda will also make efforts towards risk mitigation by coordinating with suppliers in regards to the supply chain issues that became apparent during this flood disaster.

4.	Impact on Financial Results

For details of the impact of these floods on the Company and Honda’s group companies, please refer to “[8] Other, 2. Impact on the Company’s consolidated financial position or results of operations of the flood in Thailand” in the notes to the “Consolidated Financial Results for the Fiscal Third Quarter and the Fiscal Nine-Month Period Ended December 31, 2011” released today.